Citigroup Inc.	Pricing Sheet No. 2013—CMTNH0014 dated January 31, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433
525,950 Dual Directional Trigger PLUS Based on the Common Stock of Apple Inc. Due January 29, 2015
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS – JANUARY 31, 2013
Shares:	Shares of common stock of Apple Inc. (the “underlying share issuer”)
Aggregate principal amount:	$5,259,500
Stated principal amount:	$10 per security
Pricing date:	January 31, 2013
Issue date:	February 5, 2013
Valuation date:	January 26, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	January 29, 2015
Payment at maturity:
For each $10 security you hold at maturity:
▪  If the final share price is greater than or equal to the initial share price:
$10 + the leveraged upside payment, subject to the maximum return at maturity
▪  If the final share price is less than the initial share price but greater than or equal to the trigger price:
$10 + ($10 × the absolute share return)
▪  If the final share price is less than the trigger price:
$10 × the share performance factor
If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $8.00 per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial share price:	$455.31, the closing price of the shares on the pricing date
Final share price:	The closing price of the shares on the valuation date
Leveraged upside payment:	$10 × absolute share return × leverage factor
Absolute share return:	The absolute value of the share percent change
Share percent change:	(final share price – initial share price) / initial share price
Leverage factor:	200%
Maximum return at maturity:
42.00%, applicable when the final share price is greater than the initial share price.  Because the trigger price is 80% of the initial share price, any positive return on the securities resulting from the depreciation of the shares will not exceed 20%.

Share performance factor:	final share price / initial share price
Trigger price:	$364.248, 80% of the initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17318Q244 / US17318Q2443
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$5,259,500.00	$118,338.75	$5,141,161.25
(1) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated January 18, 2013
Product Supplement No. EA-02-02 dated December 27, 2012Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. Apple Inc. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.